UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2016

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On May 26, 2016, the Board of Directors (the “Board”) of Hollysys Automation Technologies Ltd. (the “Company”) approved the amended and restated memorandum and articles of association (the “Amended and Restated M&A”) to exclude the application of Sections 60 and 61 of the BVI Business Companies Act, 2004 (the “Act”). The Amended and Restated M&A became effective upon the registration by the Registrar of Corporate Affairs of the British Virgin Islands on May 27, 2016. The Board believes that such change is desirable and to the benefit of all of the shareholders of the Company because it will provide the Company with increased flexibility of action to purchase its own shares from time to time based on market conditions, stock prices, and other factors without the delay and expense on offering the purchase to all shareholders or obtaining written consent on such purchase from the shareholders as otherwise required under Sections 60 and 61 of the Act.

In addition to the above change, the Amended and Restated M&A consolidated the amendments previously adopted by the Company, such as the change of the Company’s name in 2009 and the increase of its authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares in 2010. The Amended and Restated M&A is incorporated herein by reference as Exhibit 3.1 to this Report. The description of the Amended and Restated M&A is qualified in its entirety by reference to such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer

Date: May 31, 2016

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association